UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

International Game Technology PLC Announces Amendment and Extension of Revolving Credit Facilities and Amendment of Term Loan Facilities

LONDON – July 27, 2022 – International Game Technology PLC (NYSE:IGT) ("IGT") today announced the closing of an amendment and extension of its Senior Facilities Agreement for the revolving credit facilities (the "RCF Agreement") and an amendment of its Senior Facilities Agreement for the term loan facilities (the "TLF Agreement").

Among other changes, the RCF Agreement amendment increases the aggregate commitments of the lenders from approximately US$1.68 billion equivalent (US$1.05 billion and €625 million) to approximately US$1.83 billion equivalent (US$820 million and €1.00 billion), extends the final maturity date to July 31, 2027, replaces LIBOR as a reference rate with the Secured Overnight Financing Rate (SOFR) or the Sterling Overnight Index Average (SONIA) rate for USD and GBP borrowings, respectively (subject to a credit adjustment spread), reduces the facilities margins by at least 0.25% (0.40% at current debt ratings) and provides for a maximum 0.075% increase or decrease in such margins based on the group's ESG rating (which is similar to the ESG margin adjustment provision of the TLF Agreement). The amendments, among other changes, (i) increase the annual permitted acquisition limit from 10% to 15% of consolidated total assets and the lifetime permitted acquisition limit from US$2.25 billion to US$2.5 billion, and (ii) increase the annual limit on dividends and share repurchases from US$300 million to US$400 million based on the group's current public debt ratings and to US$550 million if any two public debt ratings are equal to BB+/Ba1 and eliminates such limit if any two public debt ratings are higher than BB+/Ba1.

The foregoing description of the amendments is not complete and is qualified in its entirety by reference to (1) the full text of the amended and restated RCF Agreement, which is attached as Schedule 2 to the Amendment and Restatement Agreement dated July 26, 2022, which is furnished as Exhibit 99.2 hereto, and (2) the full text of the conformed TLF Agreement, which is furnished as Exhibit 99.3 hereto.

The following exhibits are furnished herewith:

Exhibit Number		Description

99.1		News Release “International Game Technology PLC Announces Amendment and Extension of Revolving Credit Facilities and Amendment of Term Loan Facilities,” dated July 27, 2022
99.2	4,	Amendment and Restatement Agreement dated July 26, 2022 to which the amended and restated RCF Agreement is attached as Schedule 2
99.3		Conformed TLF Agreement

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Amendment and Extension of Revolving Credit Facilities and Amendment of Term Loan Facilities,” dated July 27, 2022
99.2	Amendment and Restatement Agreement dated July 26, 2022 to which the amended and restated RCF Agreement is attached as Schedule 2
99.3	Conformed TLF Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2022	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

NEWS RELEASE

International Game Technology PLC Announces Amendment and Extension of Revolving Credit Facilities and Amendment of Term Loan Facilities

LONDON – July 27, 2022 – International Game Technology PLC (NYSE:IGT) ("IGT") today announced the closing of an amendment and extension of its revolving credit facilities ("RCF") agreement and an amendment of its term loan facilities ("TLF") agreement.

"These transactions represent a continuation of the many capital structure initiatives executed over the last few years to bolster our credit profile," said Max Chiara, IGT CFO. "The RCF amendment extends the final maturity date of the revolving credit facilities by three years to 2027, reduces the interest rate margins and provides greater flexibility under certain non-financial covenants."

Among other changes, the RCF amendment increases the aggregate commitments of the lenders from approximately US$1.68 billion equivalent (US$1.05 billion and €625 million) to approximately US$1.83 billion equivalent (US$820 million and €1.00 billion), extends the final maturity date to July 31, 2027, reduces the facilities margins by at least 0.25% (0.40% at current debt ratings) and provides for a maximum 0.075% increase or decrease in such margins based on the group's ESG rating (which is similar to the ESG margin adjustment provision of the TLF). The RCF and TLF amendments, among other changes, (i) increase the annual permitted acquisition limit from 10% to 15% of consolidated total assets and the lifetime permitted acquisition limit from US$2.25 billion to US$2.5 billion and (ii) increase the annual limit on dividends and share repurchases from US$300 million to US$400 million based on the group's current public debt ratings and to US$550 million if any two public debt ratings are equal to BB+/Ba1 and eliminates such limit if any two public debt ratings are higher than BB+/Ba1.

The foregoing description of the amendments is qualified in its entirety by reference to the full text of the amended and restated Senior Facilities Agreement for the RCF and the conformed Senior Facilities Agreement for the TLF, which are each filed as exhibits to IGT's Report on Form 6-K dated July 27, 2022.

Bank of America, Mediobanca - Banca di Credito Finanziario S.p.A. and UniCredit acted as the Global Coordinators with respect to the amendments.

About IGT
IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.igt.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall", "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contacts
Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452 and outside U.S./Canada +1 (401) 392-7452
Francesco Luti, Italian media inquiries, +39 06 5189 9184
James Hurley, Investor Relations, +1 (401) 392-7190